UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 24, 2007

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on August 24, 2007.

Luxottica Group Announces Early Termination Of

U.S. Antitrust Waiting Period For Oakley Acquisition

MILAN, Italy and FOOTHILL RANCH, Calif., Aug. 24, 2007: Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), global leader in eyewear, and Oakley, Inc. (NYSE: OO), worldwide specialist in sport performance optics, announced today that the United States Federal Trade Commission granted early termination on August 24, 2007 of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) in connection with Luxottica Group’s proposed acquisition of Oakley, Inc., without a second request for additional information.  Termination of the HSR waiting period satisfies one of the conditions to the closing of the transaction as specified in the Merger Agreement dated June 20, 2007 among Luxottica Group, its merger subsidiary and Oakley.

Luxottica Group and Oakley noted that other conditions to the closing specified in the Merger Agreement still remain outstanding, including obtaining certain antitrust and competition law clearances outside of the United States as well as the required approval of the transaction by Oakley’s shareholders at a special meeting to be called and held for such purpose.

Luxottica Group and Oakley stated that they expect the transaction to close in the fourth quarter of 2007.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 5,900 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best-selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, Luxottica Group posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

About Oakley, Inc.

Oakley is a global leader in sport performance optics including premium sunglasses, goggles, and prescription eyewear.  Headquartered in Southern California, the company’s optics brand portfolio includes Dragon, Eye Safety Systems, Fox Racing, Mosley Tribes, Oliver Peoples, and Paul Smith Spectacles.  In addition to its global wholesale business, the company operates retail chains including Bright Eyes, Oakley Stores, Sunglass Icon and The Optical Shop of Aspen.  The company also offers a wide selection of Oakley-branded apparel, footwear, watches and accessories.  Additional information is available at www.oakley.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those that are anticipated. Such risks and uncertainties include, but are not limited to, the risk that the merger will not be completed, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group and Oakley’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, neither Luxottica Group nor Oakley assumes any obligation to update them.

Such risks and uncertainties also include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that have been, or will be, instituted related to the merger agreement; the inability to complete the merger due to the failure to obtain Oakley stockholder approval for the merger or the failure to satisfy other conditions to complete the merger, including the receipt of all regulatory approvals related to the merger; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the ability to recognize the benefits of the merger; the amount of the costs, fees, expenses and charges related to the merger; and the actual terms of certain financings that will be obtained for the merger.

Oakley and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of proxies from its shareholders in connection with the proposed merger.  Information concerning the interests of Oakley participants in the solicitation, which may be different than those of Oakley shareholders generally, is set forth in Oakley proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in the proxy statement relating to the transaction when it becomes available.  INVESTORS AND SECURITY HOLDERS OF OAKLEY ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OAKLEY, LUXOTTICA GROUP AND THE MERGER.  The proxy statement and other relevant material (when they become available) and any other documents filed by Oakley with the SEC may be obtained free of charge by contacting Oakley’s Investor Relations Department, going to Oakley’s investor Web site at investor.oakley.com, or the SEC’s Web site at www.sec.gov.

Contacts

Media Relations:	Investor Relations:

Carlo Fornaro	Alessandra Senici
Luxottica Group	Luxottica Group
Corporate Communications Director	Head of International Communication
+39 (02) 8633 4062	+39 (02) 8633 4069
InvestorRelations@luxottica.com

Luca Biondolillo	Lance Allega
Luxottica Group	Investor Relations/Media Relations
Head of International Communication	Oakley, Inc.
+39 (02) 8633 4668	+1 (949) 672-6985
MediaRelations@luxottica.com	LAllega@oakley.com

# # #

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
DATE: August 24, 2007	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER